SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SPEEDWAY MOTORSPORTS, LLC
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

847788106
(CUSIP Number)

James N. Greene

Parker Poe Adams & Bernstein LLP
401 South Tryon Street, Suite 3000

Charlotte, North Carolina 28202

(704) 372-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 847788106

1	Name of reporting persons O. Bruton Smith
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 11,376
	8	Shared voting power 36,414,631
	9	Sole dispositive power 11,376
	10	Shared dispositive power 36,414,631
11	Aggregate amount beneficially owned by each reporting person 36,426,007*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 89.2%**
14	Type of reporting person (see instructions) IN

* Includes shares validly tendered in the Offer as of one minute past 11:59 p.m., New York City time, on September 16, 2019 (excluding shares delivered pursuant to guaranteed delivery instructions for which certificates had not yet been delivered as of September 16, 2019).

** Calculated based on an aggregate of 40,853,902 shares of Common Stock outstanding on July 19, 2019, as reported in the Company's Form 8-K filed with the SEC on July 24, 2019.

CUSIP No. 847788106

1	Name of reporting persons Sonic Financial Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, BK
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 31,114,631
	8	Shared voting power 0
	9	Sole dispositive power 31,114,631
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 31,114,631*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 76.2%**
14	Type of reporting person (see instructions) CO

* Includes shares validly tendered in the Offer as of one minute past 11:59 p.m., New York City time, on September 16, 2019 (excluding shares delivered pursuant to guaranteed delivery instructions for which certificates had not yet been delivered as of September 16, 2019).

** Calculated based on an aggregate of 40,853,902 shares of Common Stock outstanding on July 19, 2019, as reported in the Company's Form 8-K filed with the SEC on July 24, 2019.

CUSIP No. 847788106

1	Name of reporting persons OBS Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 5,300,000
	8	Shared voting power 0
	9	Sole dispositive power 5,300,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,300,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.0%*
14	Type of reporting person (see instructions) OO

* Calculated based on an aggregate of 40,853,902 shares of Common Stock outstanding on July 19, 2019, as reported in the Company's Form 8-K filed with the SEC on July 24, 2019.

CUSIP No. 847788106

1	Name of reporting persons Marcus G. Smith
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 139,190(1)
	8	Shared voting power 36,414,631
	9	Sole dispositive power 139,190 (1)
	10	Shared dispositive power 36,414,631
11	Aggregate amount beneficially owned by each reporting person 36,553,821(1)*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 89.5%**
14	Type of reporting person IN

(1)     Excludes 127,258 restricted stock units granted to Marcus Smith under the Speedway Motorsports, Inc. 2013 Stock Incentive Plan, as amended and restated as of April 19, 2017, which are subject to performance- and time-based vesting conditions.

* Includes shares validly tendered in the Offer as of one minute past 11:59 p.m., New York City time, on September 16, 2019 (excluding shares delivered pursuant to guaranteed delivery instructions for which certificates had not yet been delivered as of September 16, 2019).

** Calculated based on an aggregate of 40,853,902 shares of Common Stock outstanding on July 19, 2019, as reported in the Company's Form 8-K filed with the SEC on July 24, 2019.

CUSIP No. 847788106

1	Name of reporting persons B. Scott Smith
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 9,745
	8	Shared voting power 36,414,631
	9	Sole dispositive power 9,745
	10	Shared dispositive power 36,414,631
11	Aggregate amount beneficially owned by each reporting person 36,424,376*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 89.2%**
14	Type of reporting person IN

* Includes shares validly tendered in the Offer as of one minute past 11:59 p.m., New York City time, on September 16, 2019 (excluding shares delivered pursuant to guaranteed delivery instructions for which certificates had not yet been delivered as of September 16, 2019).

** Calculated based on an aggregate of 40,853,902 shares of Common Stock outstanding on July 19, 2019, as reported in the Company's Form 8-K filed with the SEC on July 24, 2019.

CUSIP No. 847788106

1	Name of reporting persons David Bruton Smith
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 36,414,631
	9	Sole dispositive power 0
	10	Shared dispositive power 36,414,631
11	Aggregate amount beneficially owned by each reporting person 36,414,631*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 89.1%**
14	Type of reporting person IN

* Includes shares validly tendered in the Offer as of one minute past 11:59 p.m., New York City time, on September 16, 2019 (excluding shares delivered pursuant to guaranteed delivery instructions for which certificates had not yet been delivered as of September 16, 2019).

** Calculated based on an aggregate of 40,853,902 shares of Common Stock outstanding on July 19, 2019, as reported in the Company's Form 8-K filed with the SEC on July 24, 2019.

CUSIP No. 847788106

EXPLANATORY NOTE

This Amendment No. 5 amends and supplements the information set forth in the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) by a group consisting of O. Bruton Smith (“Bruton Smith”), Sonic Financial Corporation, a North Carolina corporation (“SFC”), OBS Holdings, LLC, a North Carolina limited liability company (“Holdings”), Marcus G. Smith (“Marcus Smith”), B. Scott Smith (“Scott Smith”) and David Bruton Smith (“David Smith” and all of the foregoing, collectively, the “Reporting Persons”), last amended and restated on April 24, 2019 and amended on July 26, 2019 (as so amended and restated, the “Existing Schedule”) relating to the common stock, par value $.01 per share (the “Common Stock”), of Speedway Motorsports, Inc., a Delaware corporation (the “Company”). On September 18, 2019, the Company was converted from a Delaware corporation to a Delaware limited liability company and the name of the Company was changed to Speedway Motorsports, LLC. Information set forth in response to any item of the Existing Schedule, as amended and supplemented by this Amendment No. 5 (as so amended and supplemented, this “Schedule”), shall be deemed to be a response to all other items hereof to which such information is relevant.

The Existing Schedule is hereby amended and supplemented as follows:

Item 4.     Purpose of Transaction.

Item 4 of the Existing Schedule is hereby amended by adding the following:

 The Offer and withdrawal rights expired one minute past 11:59 p.m., New York City time, on September 16, 2019 (the “Expiration Time”). American Stock Transfer & Trust Company, LLC (the “Depositary”) advised SFC and Merger Sub that, as of immediately prior to the Expiration Time, a total of 7,414,631 Shares had been validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 64.8% of the 11,434,595 outstanding shares of Common Stock not owned by any of the Reporting Persons and certain individuals specified in the Merger Agreement.  In addition, Notices of Guaranteed Delivery were delivered for 3,524,141 shares of Common Stock as of September 16, 2019, representing approximately 30.8% of the outstanding shares of Common Stock not owned by any of the Reporting Persons and certain individuals specified in the Merger Agreement.

 The number of shares of Common Stock that had been validly tendered (and not validly withdrawn) pursuant to the Offer (excluding shares of Common Stock tendered pursuant to Notices of Guaranteed Delivery for which certificates or confirmations of book-entry transfer had not yet been received by the Depositary) immediately prior to the Expiration Time satisfied the non-waivable condition that there be validly tendered in the Offer (and not validly withdrawn) a number of shares of Common Stock greater than 50% of the outstanding shares of Common Stock not owned by any of the Reporting Persons and certain individuals specified in the Merger Agreement, and all other conditions to the Offer were satisfied or waived.  Promptly after the Expiration Time, Merger Sub accepted for payment all shares of Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer.

On September 17, 2019, following the consummation of the Offer, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of SFC. Prior to the consummation of the Merger (but following the consummation of the Offer), Holdings was merged with and into SFC. At the Effective Time, each outstanding share of Common Stock of the Company (other than shares held by the Company, any of its subsidiaries, SFC, Merger Sub or any other wholly owned subsidiary of SFC, or by any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the Offer Price of $19.75 in cash, without interest and less any required withholding taxes. Instructions outlining the steps required to be taken to obtain the merger consideration will be mailed to stockholders of the Company who did not tender their shares of Common Stock in the Offer.

Following consummation of the Merger, SFC intends to cause all shares of Common Stock to be delisted from NYSE and deregistered under the Exchange Act.

On September 17, 2019, SFC and the Company issued a press release announcing the expiration and results of the Offer.  The full text of the press release is attached as Exhibit 99.7 to this Schedule and incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following:

The description in Item 4 is incorporated by reference.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Existing Schedule is hereby amended by adding the following:

The description in Item 4 is incorporated by reference.

Item 7.     Material to Be Filed as Exhibits.

Exhibit No.	Description

99.7	Joint press release issued by SFC and the Company dated September 17, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 19, 2019

/s/ O. Bruton Smith
O. Bruton Smith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 19, 2019

SONIC FINANCIAL CORPORATION

By:	/s/ William R. Brooks
Name: William R. Brooks
Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 19, 2019

OBS HOLDINGS, LLC

By:	/s/ William R. Brooks
Name: William R. Brooks
Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 19, 2019

/s/ Marcus G. Smith
Marcus G. Smith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 19, 2019

/s/ B. Scott Smith
B. Scott Smith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 19, 2019

/s/ David Bruton Smith
David Bruton Smith